March 31, 2020

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

       Re: Amphenol Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 12. 2020
           File No. 001-10879

Dear Mr. Lampo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 13 - Reportable Business Segments and International Operations, page 74

1. We note your disclosure that the Company has two reportable business segments:
      (i) Interconnect Products and Assemblies and (ii) Cable Products and Solutions. We also note your disclosure that the Company organizes its reportable business segments based on similar economic characteristics and business groupings of products, services, and customers. Please tell us, and clarify in future filings, whether you are aggregating operating segments into your Interconnect Products and Assemblies reportable segment as required by ASC 280-10-50-2. If you are aggregating operating segments, please also address the following:

           Identify your operating segments;
 Craig A. Lampo
Amphenol Corporation
March 31, 2020
Page 2
              Demonstrate to us how you determined your aggregation of operating segments complies with the requirements of ASC 280-10-50-11, including how you concluded they exhibit similar economic characteristics; and

              Explain to us how you determined you have two reporting units for goodwill impairment testing based on the requirements of ASC 350-20.
2.       We note you identify eight primary end markets in your Business
Section including:
         Automotive; Broadband Communications; Commercial Aerospace;
Industrial;
         Information Technology and Data Communications; Military; Mobile Devices; and
         Mobile Networks. We also note you identify eight operating groups on your website including: Military and Aerospace; Automotive Products; Industrial Products; Mobile
         Consumer Products; Interconnect and Sensor Systems; Information Communications and
         Commercial Products; RF, Optics and Broadband; and Sensor Technology and your
         Management Team identifies Senior Vice Presidents and Group General Managers or
         Vice Presidents and Group General Managers for each operating group. Please address the following:

              Explain to us how your operating groups are reflected in your reportable segments;

              Tell us how you assessed whether each operating group is an operating segment as defined in ASC 280-10-50-1 and explain to us the nature and extent of the discrete financial information available for operating groups. If you have determined that your operating groups are not operating segments, fully explain to us how you made that determination;

              Identify your CODM and explain to us how that determination was made; and

              Describe the nature and extent of the financial information reviewed by the CODM to assess performance and allocate resources.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-
3709 if you have questions regarding comments.



FirstName LastNameCraig A. Lampo                              Sincerely,
Comapany NameAmphenol Corporation
                                                              Division of
Corporation Finance
March 31, 2020 Page 2                                         Office of
Manufacturing
FirstName LastName